

October 28, 2019

TCF Financial Corporation

3Q19 Earnings Presentation

Cautionary Statements for the Purposes of Safe Harbor Provisions of the Securities Litigation Reform Act



Any statements contained in this presentation regarding the outlook for the Company's businesses and their respective markets, such as projections of future performance, targets, guidance, statements of the Company's plans and objectives, forecasts of market trends and other matters are forward-looking statements based on the Company's assumptions and beliefs. Such statements may be identified by such words or phrases as "will likely result," "are expected to," "will continue," "outlook," "will benefit," "is anticipated," "estimate," "project," "management believes" or similar expressions. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those discussed in such statements, and no assurance can be given that the results in any forward-looking statement will be achieved. For these statements, TCF claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Any forward-looking statement speaks only as of the date on which it is made, and we disclaim any obligation to subsequently revise any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of anticipated or unanticipated events.

This presentation also contains forward-looking statements regarding TCF's outlook or expectations with respect to the merger and integration with Chemical Financial Corporation ("Chemical"). Examples of forward-looking statements include, but are not limited to, statements regarding outlook and expectations with respect to strategic and financial benefits of the merger, including the expected impact of the transaction on TCF's future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the expected costs to be incurred in connection with the merger, and operational aspects of post-merger integration.

Certain factors could cause the Company's future results to differ materially from those expressed or implied in any forward-looking statements contained herein. These factors include the factors discussed in Part I, Item 1A of the Company's Annual Report on Form 10-K for the year ended December 31, 2018 under the heading "Risk Factors" or otherwise disclosed in documents filed or furnished by the Company with or to the SEC after the filing of such Annual Report on Form 10-K, the factors discussed below, and any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statements. Since it is not possible to foresee all such factors, these factors should not be considered as complete or exhaustive: deterioration in general economic, political and banking industry conditions; cyber-security breaches, hacking, denial of service, security breaches, loss or theft of information, or other cyber-attacks that disrupt TCF's business operations or damage its reputation; fluctuation in interest rates that result in decreases in the value of assets or a mismatch between yields earned on TCF's interest-earning assets and the rates paid on its deposits and borrowings; lack of access to liquidity; inability to grow deposits, increase earnings and revenue, manage operating expenses, or pay and receive dividends; adverse effects related to competition from traditional competitors, non-bank providers of financial services and new technologies; soundness of other financial institutions and other counterparty risk, including the risk of default, operational disruptions, security breaches, or diminished availability of counterparties who satisfy our credit quality requirements; adverse developments affecting TCF's branches, including supermarket branches; risks related to developing new products, markets or lines of business; adverse changes in monetary, fiscal or tax policies; heightened consumer protection, supervisory or regulatory practices or requirements; deficiencies in TCF's compliance programs or risk mitigation frameworks; the effect of any negative publicity or reputational damage; technological or operational difficulties; failure to keep pace with technological change, including with respect to customer demands or system upgrades; risks related to TCF's loan sales activity; dependence on accurate and complete information from customers and counterparties; the failure to attract and retain key employees; inability to successfully execute on TCF's growth strategy through acquisitions or expanding existing business relationships; changes in accounting standards or interpretations of existing standards; adverse federal, state or foreign tax assessments; litigation or government enforcement actions; ineffective internal controls; and the effects of man-made and natural disasters, any of which may negatively affect our operations and/or our customers.

Use of Non-GAAP Financial Measures



Management uses the adjusted diluted earnings per common share, adjusted ROAA, adjusted ROACE, ROATCE, adjusted ROATCE, adjusted efficiency ratio, tangible book value per common share and tangible common equity to tangible assets internally to measure performance and believes that these financial measures not recognized under generally accepted accounting principles in the United States ("GAAP") (i.e. non-GAAP) provide meaningful information to investors that will permit them to assess the Corporation's capital and ability to withstand unexpected market or economic conditions and to assess the performance of the Corporation in relation to other banking institutions on the same basis as that applied by management, analysts and banking regulators. TCF adjusts certain results to exclude merger-related expenses and non-core items management believes it is useful to investors in understanding TCF's business and operating results.

These non-GAAP financial measures are not defined by GAAP and other entities may calculate them differently than TCF does. Non-GAAP financial measures have inherent limitations and are not required to be uniformly applied. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a corporation, they have limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP. In particular, a measure of earnings that excludes selected items does not represent the amount that effectively accrues directly to shareholders.

Third Quarter Themes



TCF's financial results for any periods ended prior to August 1, 2019 reflect Legacy TCF financial results only on a standalone basis. In addition, TCF's reported financial results for the third quarter of 2019 reflect Legacy TCF financial results only for the month of July and the post-merger combined TCF financial results for August and September. As a result of these two factors, TCF's financial results for the third quarter of 2019 may not be directly comparable to prior reported periods.

	Diluted EPS	Efficiency Ratio	ROACE	ROATCE[2]	Loan Growth YoY[1]	Deposit Growth YoY[1]
Strong Adjusted Business Results	**$0.15** Reported	**91.3%** Reported	**1.8%** Reported	**2.7%** Reported	**0.9%** Reported	**4.0%**
	$0.98 Adjusted[2]	**58.7%** Adjusted[2]	**11.2%** Adjusted[2]	**15.0%** Adjusted[2]	**8.3%** Excluding Legacy TCF Auto Finance Portfolio[3]	

MOE Closing / Balance Sheet Repositioning

- Closed merger of equals between Legacy TCF and Chemical on August 1, 2019
- Developed consolidated and comprehensive set of internal policies
- Repositioned assets to lower the risk profile, reduce asset sensitivity and enhance capital efficiency and liquidity
  - Sold **$1.6B** of securities
  - Terminated **$1.1B** of interest rate swaps
  - Transferred Legacy TCF auto finance portfolio to held-for-sale (**$1.2B** at September 30, 2019)

Executing on Synergies

- Finalized comprehensive plan and began implementation of initiatives to drive **$180M** of annualized cost savings
- Executed on **$4M** of cost savings in 3Q19 (=$16M annualized; $75M of cost savings expected to be implemented by 3Q20)
- Developing roadmaps for business synergy opportunities

Strong Capital Position Provides Optionality

10.9%	**~10%**	**$150M**
CET1 Ratio	Near-term CET1 Ratio Target	Share repurchase authorization announced

[1] Based on combined historical TCF and Chemical reported financials
[2] Denotes a non-GAAP financial measure; see Appendix for "Non-GAAP Reconciliation" slides
[3] Denotes a non-GAAP financial measure; See reconciliation on Slide 8 "Loan and Lease Portfolio with Strong Mix of Complementary Products"

Merger of Equals Integration Remains on Track



TCF Financial Corporation and Chemical Financial Corporation closed merger-of-equals (MOE) on August 1, 2019 creating a **$46 billion**[1] premier Midwest commercial bank

Recent MOE Actions

- **Announced board of directors** and implemented governance and committee structures

- Developed consolidated internal policies including credit underwriting, risk appetite statement, BSA policies and concentration limits

- Began **cultural integration activities** including town halls and other employee-focused activities

- Named **over 90%** of functional leadership roles

- Prepared for first wave of **system conversions**

- Selected and finalized contract for the **core banking platform**

- **Optimized the balance sheet** through the completion of several repositioning actions

- Continued to **serve customer base with limited disruption**

- Initiated termination of legacy pension plans







Upcoming Priorities

- Implement a combined benefits plan effective as of January 1, 2020 with reduced cost

- Consolidation onto a single mortgage lending platform

- Various waves of system roll-outs prior to final systems conversion in 3Q20

- Continuation of staffing optimizations

- Launch business synergy initiatives

Other Business Actions

- Implemented **branch rationalization initiatives**
  - Announced closing of 4 out-of-market branches in Indiana and Ohio (3Q19)
  - Announced closing of 17 in-store branches in Minnesota and Illinois as part of ongoing branch profitability analysis (4Q19)

[1] As of September 30, 2019

Impact of Purchase Accounting



Actual purchase accounting marks were lower than expected at transaction announcement

Notable Purchase Accounting Updates		
Estimate at Announcement[1]	**Actual**	
$189M Credit Mark	 **$183M** Credit Mark	• 1.18% of gross loans at announcement[1] compared to 1.15% of actual gross Chemical loans acquired
$200M Interest Rate Mark	 **$66M** Interest Rate Mark	• Driven by lower interest rate environment at closing
$168M Core Deposit Intangible (CDI)	 **$178M** Core Deposit Intangible (CDI)	• Amortized over 10 years utilizing sum-of-the-years-digits methodology
10.0% CET1 Ratio	 **10.9%** CET1 Ratio	• Lower purchase accounting marks result in higher capital level at close

Accretion and Amortization (3Q19)
($ millions)



Expect purchase accounting accretion in the low $20M range in 4Q19[2] compared to $28M in 3Q19

[1] As of merger announcement on January 28, 2019
[2] Excluding payoffs and prepayments

Repositioned Balance Sheet to Reduce Risk and Increase Liquidity



Repositioned assets during the quarter to lower the risk profile, reduce asset sensitivity and enhance capital efficiency and liquidity

Sale of Securities

- Sold **$1.6B** of certain investment securities with **$1.3B** remaining to be reinvested as of September 30, 2019
- Sold securities with weighted average yield of 2.4%
- **Securities sales reduce interest rate risk and enhance capital efficiency and liquidity**

Termination of Interest Rate Swaps

- Terminated **$1.1B** of interest rate swaps
- Pre-tax expense of $17.3M (included in other noninterest income)
- **Termination reduces asset sensitivity by an estimated 60 basis points in the down 100 basis point rate shock scenario**

Legacy TCF Auto Finance Portfolio Transferred to Held-for-Sale

- Transferred Legacy TCF auto finance portfolio to held-for-sale (**$1.2B** at September 30, 2019)
- Pre-tax loss of $19.3M (included in net (loss) gain on sales of loans and leases)

Loan and Lease Portfolio with Strong Mix of Complementary Products



HFI Loans and Leases ($ billions)



■ Loans and Leases (ex. Legacy TCF Auto)
■ Legacy TCF Auto

$33.2
$2.3
$30.9

$33.5

3Q18
TCF/Chemical Combined[1]

3Q19

Balances (ex. Legacy TCF Auto)	$30.9	$33.5	8.3% YoY Growth[2]

YoY Growth Drivers ($ billions)

	3Q19	YoY Change TCF/Chemical Combined[1]	% Growth
Commercial and industrial	$ 10.8	$ 1.1	11.3 %
Commercial real estate	8.9	0.8	9.5
Lease financing	2.6	0.1	5.7
Consumer (ex. Legacy TCF Auto)	11.2	0.6	5.3

Loan and Lease Portfolio Mix (3Q19)



Consumer 34%

Consumer installment 5%

Home equity 11%

Residential mortgage 18%

Lease financing 8%

$34B

Commercial 66%

C&I 32%

CRE 26%

5.62%[3]
3Q19 Yield on Total Loans and Leases

[1] Combined TCF and Chemical reported financials
[2] Total period-end loans and leases of $33.5B, up $0.3B or 0.9% YoY
[3] Annualized and presented on a fully tax-equivalent basis

Strong Deposit Growth Across a Well-diversified Portfolio



Deposit Growth ($ billions)

YoY Deposit Growth of 4% / non-CD growth of 7%



	3Q18	2Q19	3Q19
Total	**$33.9**	**$35.0**	**$35.3**
CDs	$8.7	$9.0	$8.4
Non-CDs	$25.2	$26.0	$26.9

TCF/Chemical Combined[1]

Legend: CDs, Non-CDs

Strong YoY Deposit Growth

- **$1.7B** of combined non-CD growth YoY

- Short duration CD portfolio with 60% maturing over the next six months with an average rate of 2.13%

A Preferred Deposit Composition (3Q19)



$35B

- CDs $8B — 24%
- Noninterest-Bearing Checking $8B — 23%
- Interest-Bearing Checking $6B — 18%
- Savings $8B — 23%
- Money Market $4B — 12%

$35B

- Commercial Deposits $13B — 38%
- Consumer Deposits $22B — 62%

3Q19 Cost of Deposits: 0.94%[2]
down 1 basis point from 2Q19 TCF/Chemical combined deposit costs

[1] Combined TCF and Chemical reported financials
[2] Annualized











Repositioning the Investment Securities Portfolio

Investment Securities Repositioning ($ billions)

Legacy Chemical
Legacy TCF
$5.8
$3.3
$2.5
$7.2
$3.9
$3.3
$5.7
3Q18
2Q19
3Q19
TCF/Chemical Combined[1]

Improving Investment Securities Mix (3Q19)

2Q19 Combined[1]

Other 9%
Obligations of states and political subdivisions 16%
$7B
Agency MBS 48%
Agency CMOs 27%

3Q19 Actual

Other 12%
Obligations of states and political subdivisions 14%
$6B
Agency CMOs 8%
Agency MBS 66%

Sold **$1.6B** of Investment Securities in 3Q19 with $1.3B Remaining to be Reinvested

- Reduces interest rate and credit risk
- Enhances capital efficiency and liquidity
- Sold securities with weighted average yield of 2.4%

Investment Securities Portfolio Attributes (3Q19)

2.81%[2] 3Q19 yield on investment securities

2.63%[2] average tax-equivalent yield on investment securities purchased in 3Q19

3.4 Years duration at September 30, 2019

13% of total assets

High quality fixed-rate assets (95% are AA and AAA rated)

[1] Combined TCF and Chemical reported financials
[2] Annualized and presented on a fully tax-equivalent basis









Net Interest Income and Net Interest Margin Impacted by Purchase Accounting Accretion

Net Interest Income ($ millions)

Legacy Chemical
Legacy TCF
Purchase Accounting Accretion
$409
$11
$149
$249
$415
$11
$154
$250
$371
$28
$343
$143
$15
$128
Expect purchase accounting accretion in the low $20M range in 4Q19[2]
3Q18
2Q19
TCF/Chemical Combined[4]
3Q19
Sept. 2019 Month Actual
1
2

Net Interest Margin[1]

Purchase Accounting Accretion
3.92%
0.11%
3.81%
4.14%
0.31%
3.83%[3]
4.10%
0.40%
3.70%[3]
2Q19
TCF/Chemical Combined[4]
3Q19
Sept. 2019 Month Actual
1
2

1 **3Q19 = Stub Period**

- Reflects Legacy TCF July NII + NewTCF August/September NII

2 **September 2019 Month Actual**

- Provides a starting point for modeling NII and NIM going forward

Cost of Deposits Stabilizing

0.65%
0.79%
0.90%
0.95%
0.94%
3Q18
4Q18
1Q19
2Q19
3Q19
TCF/Chemical Combined[4]

[1] Annualized and presented on a fully tax-equivalent basis
[2] Excludes payoffs and prepayments
[3] Denotes a non-GAAP financial measure; see Appendix for "Non-GAAP Reconciliation" slides
[4] Combined TCF and Chemical reported financials

A More Diverse Noninterest Income Mix



Noninterest Income ($ millions)



Legend:
- Legacy Chemical
- Legacy TCF
- Non-core Items

4Q19 Target: in-line with prior combined periods

3Q18	2Q19	3Q19
$150	$148	$129
$38	$38	$35 [1]
$112	$110	$94

TCF/Chemical Combined [2]

1 — 3Q19 = Stub Period

- Reflects Legacy TCF July noninterest income + NewTCF August/September NII
- 3Q19 noninterest income of $129M excluding non-core items

Adjusted Noninterest Income Mix (3Q19) 1

(excludes non-core items)



$129M

- Fees and service charges on deposit accounts, 27%
- Leasing revenue 31%
- Card and ATM revenue, 18%
- Net gains on sales of loan 10%
- Wealth management 3%
- Servicing fee revenue, 4%
- Other 7%

3Q19 Non-core Items (noninterest income)

	Pre-tax Impact ($M)
Loss on transfer of Legacy TCF auto finance portfolio to HFS	$ (19.3)
Sale of certain investment securities	5.9
Termination of interest rate swaps	(17.3)
Loan servicing rights impairment	(4.5)
Total non-core items	**$ (35.2)**

[1] Noninterest income non-core items reflect a loss of $35.2M in 3Q19
[2] Combined TCF and Chemical reported financials

Managing Operating Expenses to Deliver on Cost Synergies

Merger-related cost synergies of $180M over the next 5 quarters is a unique catalyst in the current operating environment and will drive toward a targeted efficiency ratio below peer median

Implied 4Q20 NIE Target at MOE Announcement ($ millions)

Expect to drive NIE below implied 4Q20 target of $321M



Legacy Chemical
Legacy TCF
$366
$110
$256
$(45)
$321
4Q20 NIE Consensus (at MOE announcement)
Less Cost Savings Estimate
4Q20 NIE Implied Consensus Target

Noninterest Expense ($ millions)



Merger-related expenses
Non-core items
$348
$7
$341
$425
$6
$111
$308
2Q19
TCF/Chemical Combined1
3Q19
1

1 3Q19 = Stub Period

- Reflects Legacy TCF July NIE + NewTCF August/September NIE

Cost Savings Timing Expectations

- **$75M** of annualized cost savings by 3Q20
- Full **$180M** run-rate thereafter



$4
$45
3Q19A
4Q19
1Q20
2Q20
3Q20
4Q20

Cost savings achieved to-date



9%
$4M

$45mm in 4Q20 = $180mm annualized

Driving Toward Below Peer Median Efficiency

Post-Cost Savings Adjusted Efficiency Ratio Target[4]: Below Peer Median



91.3%
58.7%
57.0%
3Q19
3Q19 Adjusted 2
2Q19 Peer Median 3

[1] Combined Legacy TCF and Chemical reported financials
[2] Denotes a non-GAAP financial measure; see Appendix for "Non-GAAP Reconciliation" slides
[3] Source: S&P Global Market Intelligence; TCF Peer Group includes KEY, RF, MTB, HBAN, CMA, ZION, PBCT, CIT, SNV, EWBC, FHN, FCNC.A, FNB, WTFC, ASB, BKU, VLY and IBKC
[4] Adjusted efficiency ratio is a non-GAAP financial measure. A reconciliation of the adjusted efficiency ratio target to the most directly comparable GAAP measure is not provided because the Company is unable to provide such reconciliation without unreasonable effort, however it is expected to be consistent with the historical non-GAAP reconciliation included in the appendix



Credit Quality

Net Charge-offs (3Q19)

$29M
Net Charge-offs

0.39%[1]
as a percentage of average loans and leases

Nonaccrual Loans and Leases (3Q19)

$182M
Nonaccrual loans and leases

0.54%
as a percentage of total loans and leases

Provision (3Q19)

$27M
Provision for Credit Losses

Over 90-Day Delinquencies (3Q19)[2]

0.09%
as a percentage of total loans and leases

Allowance for Loan and Lease Losses (3Q19)

$121M
Allowance for loan and lease losses

0.36%
as a percentage of total loans and leases

$297M
ALLL + credit discount on acquired loans

0.89%
as a percentage of total loans and leases

[1] Annualized
[2] Excludes nonaccrual loans and leases

Strong Capital Position



$150M share repurchase authorization approved by the board of directors

CET1 Ratio (3Q19)
10.9%

↓

CET1 Ratio (Near-term Target)
~10.0%

↓

ROATCE (Post-Cost Savings Target)[1]
Top-Quartile[2]

Capital Priorities



Organic Growth
Ample opportunities for growth given complementary business platforms and adjacent markets



Dividends
Dividend payout ratio target of **30% - 40%**



Share Repurchases
Evaluate share repurchases based on excess capital after organic growth and dividends



Corporate Development
Remain disciplined for opportunities including whole banks, lending or deposit platforms, or portfolios

---

[1] ROATCE is a non-GAAP financial measure. A reconciliation of the ROATCE target to the most directly comparable GAAP measure is not provided because the Company is unable to provide such reconciliation without unreasonable effort, however it is expected to be consistent with the historical non-GAAP reconciliation included in the appendix

[2] Compared to TCF's Peer Group including KEY, RF, MTB, HBAN, CMA, ZION, PBCT, CIT, SNV, EWBC, FHN, FCNC.A, FNB, WTFC, ASB, BKU, VLY and IBKC



Appendix

Impact of 3Q19 Merger-related Expenses and Non-core Items



(Dollars in thousands, except per share data)

	3Q19 Reported	Merger-related Items		Non-core Items		3Q19 Adjusted[1]
Net interest income	$ 371,793	$ —	$	—		$ 371,793
Provision for credit losses	27,188	—		—		27,188
Noninterest income:						
Fees and service charges on deposits	34,384	—		—		34,384
Leasing revenue	39,590	—		—		39,590
Wealth management revenue	4,241	—		—		4,241
Card and ATM revenue	23,315	—		—		23,315
Net (loss) gain on sales of loans and leases	(5,984)	—		(19,264)	(2)	13,280
Servicing fee income	5,121	—		—		5,121
Net gains on investment securities	5,900	—		5,869	(3)	31
Other	(12,309)	—		(21,822)	(4)	9,513
Total noninterest income	94,258	—		(35,217)		129,475
Noninterest expense	425,620	(111,259)		(5,890)	(5)	308,471
Income before income tax expense	13,243	(111,259)		(41,107)		165,609
Income tax benefit	(11,735)	28,397		17,816	(6)	34,478
Income after income tax expense	24,978	(82,862)		(23,291)		131,131
Income attributable to non-controlling interest	2,830	—		—		2,830
Net income attributable to TCF	22,148	(82,862)		(23,291)		128,301
Preferred stock dividends	2,494	—		—		2,494
Net income available to common shareholders	$ 19,654	$ (82,862)	$	(23,291)		$ 125,807
Diluted earnings per share	$ 0.15	$ (0.64)	$	(0.19)		0.98
Average diluted common shares outstanding	128,754,588	—		—		128,754,588
Return on average assets	0.26 %					1.34 %
Return on average common equity	1.75 %					11.21 %
Return on average tangible common equity[2]	2.68 %					14.96 %
Efficiency ratio[7]	91.32 %					58.74 %

[1] Denotes a non-GAAP financial measure; see Appendix for "Reconciliation of GAAP to Non-GAAP Financial Measures" slides
[2] Includes loss on transfer of Legacy TCF auto finance portfolio to held-for-sale
[3] Includes gain on sale of certain investment securities
[4] Includes loan servicing rights impairment ($4.5M) and termination expense related to interest rate swaps ($17.3M)
[5] Includes write-down of company-owned vacant land parcels in other noninterest expense
[6] Includes a tax basis benefit adjustment ($8.0M) and benefit related to repricing of net deferred tax position ($5.7M). The remainder is based on TCF's normal tax rate on pretax non-core expense items $41.1M.
[7] Adjusted efficiency ratio also excludes lease financing equipment depreciation, other intangible amortization and net interest income FTE adjustment.

Non-GAAP Reconciliation



Computation of adjusted diluted earnings per common share:		Quarter Ending	
		Sep. 30,	
(Dollars in thousands, except per share data)		**2019**	
Net income available to common shareholders		$	19,654
Less: Earnings allocated to participating securities			—
Earnings allocated to common stock	(a)		19,654
Plus: Merger-related expenses			111,259
Non-core items:			
Plus: Loss on transfer of legacy TCF auto loans to held-for-sale			19,264
Plus: Termination of interest rate swaps			17,302
Less: Gain on sales of certain investment securities			(5,869)
Plus: Write-down of company-owned vacant land parcels			5,890
Plus: Loan servicing rights impairment			4,520
Total non-core items			41,107
Less: Related income tax expense, net of benefits			46,213
Total adjustments, net of tax			106,153
Adjusted earnings allocated to common stock	(b)	$	125,807
Weighted-average common shares outstanding used in diluted earnings per common share calculation	(c)		128,754,588
Diluted earnings per common share	(a) / (c)	$	0.15
Adjusted diluted earnings per common share	(b) / (c)		0.98

Non-GAAP Reconciliation



Computation of adjusted net interest income and margin:	Quarter Ending
	Sep. 30,
(Dollars in thousands, except per share data)	2019
Net interest income	$ 371,793
Purchase accounting accretion and amortization	28,411
Net interest income, excluding purchase accounting accretion and amortization	$ 343,382
Net interest margin (FTE)	4.14 %
Purchase accounting accretion and amortization	0.31
Net interest margin, excluding purchase accounting accretion and amortization (FTE)	3.83 %

Computation of adjusted net interest income and margin:	Month Ending
	Sep. 30,
(Dollars in thousands, except per share data)	2019
Net interest income	$ 142,216
Adjustments for taxable equivalent interest	960
Net interest income (FTE)	143,176
Less: Purchase accounting accretion and amortization	14,300
Net interest income (FTE), excluding purchase accounting accretion and amortization	$ 157,476
Average interest-earning assets	$ 42,030,630
Net interest margin (FTE)	4.10 %
Purchase accounting accretion and amortization	0.40
Net interest margin, excluding purchase accounting accretion and amortization (FTE)	3.70 %

Non-GAAP Reconciliation



Computation of adjusted return on average assets, common equity, average tangible common equity and average tangible common			Quarter Ending Sep. 30, 2019
(Dollars in thousands, except per share data)			
Adjsuted net income after tax expense:			
Income after tax expense	(a)	$	24,978
Plus: Merger-related expenses			111,259
Plus: Non-core items			41,107
Less: Related income tax expense, net of tax benefits			46,213
Adjusted net income after tax expense for ROAA calculation	(b)	$	131,131
Net income available to common shareholders	(c)	$	19,654
Plus: Other intangibles amortization			4,544
Less: Related income tax expense			1,085
Net income available to common shareholders used in ROATCE calculation	(d)	$	23,113
Adjusted net income available to common shareholders:			
Net income available to common shareholders		$	19,654
Plus: Merger-related expenses			111,259
Plus: Non-core items			41,107
Less: Related income tax expense, net of tax benefits			46,213
Net income available to common shareholders used in adjusted ROAA and ROACE calculation	(e)		125,807
Plus: Other intangibles amortization			4,544
Less: Related income tax expense			1,085
Net income available to common shareholders used in adjusted ROATCE calculation	(f)	$	129,266
Average balances:			
Average assets	(g)	$	39,094,366
Total equity			4,683,129
Less: Non-controlling interest in subsidiaries			25,516
Total TCF Financial Corporation shareholders' equity			4,657,613
Less: Preferred stock			169,302
Average total common shareholders' equity used in ROACE calculation	(h)		4,488,311
Less: Goodwill, net			890,155
Less: Other intangibles, net			142,925
Average tangible common shareholders' equity used in ROATCE calculation	(i)	$	3,455,231
ROAA	(a) / (g)		0.26 %
Adjusted ROAA	(b) / (g)		1.34
ROACE	(c) / (h)		1.75
Adjusted ROACE	(e) / (h)		11.21
ROATCE	(d) / (i)		2.68
Adjusted ROATCE	(f) / (i)		14.96

Non-GAAP Reconciliation



Computation of adjusted efficiency ratio, core noninterest income and core noninterest expense:

(Dollars in thousands, except per share data)			Quarter Ending Sep. 30, 2019
Noninterest expense	(a)	$	425,620
Less: Merger-related expenses			111,259
Less: Write-down of company-owned vacant land parcels			5,890
Adjusted noninterest expense		$	308,471
Less: Lease financing equipment depreciation			19,408
Less: Amortization of intangibles			4,544
Adjusted noninterest expense, efficiency ratio	(b)	$	284,519
Net interest income		$	371,793
Noninterest income			94,258
Total revenue	(c)	$	466,051
Noninterest income		$	94,258
Plus: Loss on transfer of legacy TCF auto loans to held-for-sale			19,264
Less: Termination of interest rate swaps			17,302
Less: Gain on sales of certain investment securities			(5,869)
Plus: Loan servicing rights impairment			4,520
Adjusted noninterest income		$	129,475
Net interest income		$	371,793
Plus: Net interest income FTE adjustment			2,488
Adjusted net interest income		$	374,281
Less: Lease financing equipment depreciation			19,408
Adjusted total revenue, efficiency ratio	(d)	$	484,348
Efficiency ratio	(a) / (c)		91.32 %
Adjusted efficiency ratio	(b) / (d)		58.74

Non-GAAP Reconciliation



Computation of tangible common equity to tangible assets and tangible book value per common share:

		Quarter Ending
		Sep. 30,
(Dollars in thousands, except per share data)		**2019**
Total equity		$ 5,693,417
Less: Non-controlling interest in subsidiaries		23,313
Total TCF Financial Corporation shareholders' equity		5,670,104
Less: Preferred stock		169,302
Total common shareholders' equity	(a)	5,500,802
Less: Goodwill, net		1,265,111
Less: Other intangibles, net[1]		215,910
Tangible common shareholders' equity	(b)	$ 4,019,781
Total assets	(c)	$ 45,692,511
Less: Goodwill, net		1,265,111
Less: Other intangibles, net[1]		215,910
Tangible assets	(d)	$ 44,211,490
Common stock shares outstanding	(e)	153,571,381
Common equity to assets	(a) / (c)	12.04 %
Tangible common equity to tangible assets	(b) / (d)	9.09
Book value per common share	(a) / (e)	$ 35.82
Tangible book value per common share	(b) / (e)	26.18